# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CALCIMEDICA, INC., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 06/25/2026
Amends the filing with accession number 0001193125-23-085803
Filed by CIK 0001971787
Persons authorized to receive notices and communications: Valence Investments SPV IV LLC, 590 Madison Avenue, 21st Floor, New York, New York (NY), 10022, (212) 521-4379; Valence Investment SPV VI LLC, Dorsey & Whitney LLP, 430 Cowper Street, Suite 250, Palo Alto, New York (NY), 94301, (650) 565-2252; Valence Investment SPV VI LLC, 590 Madison Avenue, 21st Floor, New York, New York (NY), 10022, (212) 521-4379; Eric Roberts, 590 Madison Avenue, 21st Floor, New York, New York (NY), 10022, (212) 521-4379; Rachel Leheny, 590 Madison Avenue, 21st Floor, New York, New York (NY), 10022, (212) 521-4379; Evan Ng, Dorsey & Whitney LLP, 430 Cowper Street, Suite 250, Palo Alto, California (CA), 94301, (650) 565-2252

## Reporting persons
- Valence Investments SPV IV, LLC (CIK 0001812080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 356,989; sole dispositive power 0; shared dispositive power 356,989; aggregate amount beneficially owned 356,989 (1.2% of the class)
  Comment: The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.
- Valence Investments SPV V, LLC (CIK 0001854361): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 86,098; sole dispositive power 0; shared dispositive power 86,098; aggregate amount beneficially owned 86,098 (0.3% of the class)
  Comment: (1) Includes 66,228 shares of common stock and 19,870 immediately exercisable warrants to purchase common stock at an exercise price of $27.94 per share received pursuant to the Merger Agreement.
  (2) The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.
- Valence Investments SPV VI, LLC (CIK 0001971787): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 316,109; sole dispositive power 0; shared dispositive power 316,109; aggregate amount beneficially owned 316,109 (1% of the class)
  Comment: The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.
- Eric W. Roberts (CIK 0001576244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,206,720; shared voting power 759,196; sole dispositive power 1,206,720; shared dispositive power 759,196; aggregate amount beneficially owned 1,965,916 (6.4% of the class)
  Comment: (1) Includes 366,435 shares of common stock held directly by Mr. Roberts, 144,705 shares of common stock held in individual retirement accounts for the benefit of Mr. Roberts,317,608 Employee Stock Options to purchase common stock at an exercise price ranging from $0.585 to $17.34, and 421,143 warrants to purchase common stock at an exercise price ranging from $0.8033 to $10.42 per share.
  
  (2) Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Mr. Roberts is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.
  
  (3) The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.
- A. Rachel Leheny (CIK 0001484729): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,167,151; shared voting power 759,196; sole dispositive power 1,167,151; shared dispositive power 759,196; aggregate amount beneficially owned 1,926,347 (6.3% of the class)
  Comment: (1) Includes 317,655 shares of common stock held directly by Ms. Leheny, 3,500 shares of common stock held by Ms. Leheny's revocable trust, 1,000 shares of common stock held by Ms. Leheny's spouse, 792,120 Employee Stock Options to purchase common stock at an exercise price ranging from $0.585 to $17.34, and 419,001 warrants to purchase common stock at an exercise price ranging from $0.8033 to $7.15 per share.
  
  (2) Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Ms. Leheny is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.
  
  (3) The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CALCIMEDICA, INC.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Comment:
Reference is hereby made to the statements on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 30, 2023, as amended by Amendment No 1 filed with the SEC on November 22, 2023, Amendment No 2 filed with the SEC on February 8, 2024 and Amendment No 3 filed with the SEC on November 6, 2024 (collectively, the "Schedule 13D"), which is incorporated by reference.

This Amendment No 4 to the Schedule 13D filed, relating to the common stock, par value $0.0001 per share (the "Common Stock") of CalciMedica, Inc., a Delaware corporation (the "Issuer") amends and supplements certain of the items set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended supplemented by adding the following at the end of Item 3:

Open-Market Purchases

Since November 6, 2024, Mr. Roberts and Ms. Leheny have made purchases of Common Stock in open market transactions using their personal funds. Such transactions are described in greater detail in Item 5 below.

Securities Purchase Agreement

On June 23,2026, the Issuer entered into a Securities Purchase Agreement underwriting agreement with existing institutional and accredited investors relating to the issuance and sale in a public offering of 18,673,429 Units, each Unit comprised of one share of the Issuer's Common Stock, and one pre-funded warrant to purchase one share of Common Stock. The price in the offering was $0.8033 per Unit. Mr. Roberts and Ms. Leheny purchased 186,729 Units. The offering closed on June 25, 2026. Mr. Roberts and Ms. Leheny each used personal funds to acquire the Units.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last 13D filing, whichever is less:

Name Nature of Transaction Date Number of Shares of Common Stock Price per Share
Roberts Open Market Purchase 6/5/2025 5,100 $1.6638 to 1.7274
Roberts Open Market Purchase 6/6/2025 5,000 $1.75 to 1.87
Roberts Open Market Purchase 6/11/2025 5,000 $1.85
Roberts Open Market Purchase 6/26/2025 4,500 $1.43 to $1.4499
Roberts Open Market Purchase 7/09/2025 5,000 $1.6047
Leheny Open Market Purchase 7/14/2025 2,500 $2.47
Roberts Open Market Purchase 7/14/2025 6,500 $2.30 to $2.55
Roberts Open Market Purchase 7/18/2025 2,000 $2.88
Leheny Open Market Purchase 7/21/2025 1,000 $3.40
Roberts Open Market Purchase 7/21/2025 1,500 $3.37
Roberts Open Market Purchase 7/22/2025 1,500 $3.775
Roberts Open Market Purchase 8/15/2025 5,076 $2.8977
Roberts Option Exercise 8/20/2025 15,000 $1.53
Roberts Open Market Purchase 8/19/2025 1,000 $2.79
Roberts Open Market Purchase 8/20/2025 2,000 $2.72
Roberts Open Market Purchase 8/21/2025 3,508 $2.75 to 2.80
Roberts Open Market Purchase 8/28/2025 9,200 $2.75 to $2.92
Roberts Open Market Purchase 8/29/2025 800 $2.74
Roberts Open Market Purchase 9/9/2025 2,343 $2.75 to $3.21
Roberts Open Market Purchase 9/12/2025 5,000 $3.12
Roberts Open Market Purchase 9/15/2025 3,400 $2.65 to $2.70
Roberts Open Market Purchase 9/18/2025 2,500 $3.07
Leheny Purchase in Private Placement 6/25/2026 186,729 $0.8033
Roberts Purchase in Private Placement 6/25/2026 186,729 $0.8033

## Signatures
- Valence Investments SPV IV, LLC: /s/ Eric Roberts, Eric Roberts, Manager (06/30/2026)
- Valence Investments SPV V, LLC: /s/ Eric Roberts, Eric Roberts, Manager (06/30/2026)
- Valence Investments SPV VI, LLC: /s/ Eric Roberts, Eric Roberts, Manager (06/30/2026)
- Eric W. Roberts: /s/ Eric Roberts, Self (06/30/2026)
- A. Rachel Leheny: /s/ Rachel Leheny, Self (06/30/2026)